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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1.
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

KELLWOOD COMPANY
(Name of Subject Company)

CARDINAL INTEGRATED, LLC
SCSF Equities, LLC
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

488044108
(CUSIP Number of Class of Securities)

Jason G. Bernzweig
SCSF Equities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394-0550
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
Citigroup Center
153 E. 53rd Street
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$529,764,186	$20,819.74

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $21.00, the per share tender offer price, by 25,226,866, which represents (i) 25,825,866 outstanding shares of Common Stock as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007), minus (ii) 2,562,000 shares of Common Stock beneficially owned by the filing persons as of the date hereof, and plus (iii) 1,963,000 shares of Common Stock subject to outstanding options as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007).

**
Calculated as 0.00393% of the transaction value. The amount of filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,820	Filing Party:	SCSF Equities, LLC
Form or Registration No.:	SC TO	Date Filed:	January 15, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9, and Item 11

        This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on January 15, 2008 by Cardinal Integrated, LLC, a Delaware limited liability company ("Purchaser"), and SCSF Equities, LLC, a Delaware limited liability company. This Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Kellwood Company, a Delaware corporation (the "Company"), and the associated Series A Junior Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement, dated as of April 19, 2007, between the Company and American Stock Transfer and Trust Company, as Rights Agent, for $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

Item 10.    Financial Statements of Certain Bidders. Not applicable.

Item 12.    Material to Be Filed as Exhibits.

(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.
(a)(11)	Investor Presentation dated January 15, 2008.
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed.

Item 13.    Information Required by Schedule 13E-3. Not applicable.

2

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2008

CARDINAL INTEGRATED, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2008

SCSF EQUITIES, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

3

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.
(a)(11)	Investor Presentation dated January 15, 2008.
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*
Previously filed.

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  Items 1 through 9, and Item 11
  Item 10. Financial Statements of Certain Bidders. Not applicable.
  Item 12. Material to Be Filed as Exhibits.
  Item 13. Information Required by Schedule 13E-3. Not applicable.
EXHIBIT INDEX